Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE SECOND QUARTER 2018

Revenue of $57.7m, net profit of $12.0m & EBITDA of $17.8m

AZOUR, Israel – August 30, 2018 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the second quarter ended June 30, 2018.

Highlights of the second quarter of 2018
•	Agreement to acquire Road Track Holdings with closing expected in the third quarter;
•	Net subscribers adds in the quarter amounted to 17,000, reaching 1.2 million subscribers;
•	Revenue of $57.7 million, up 1% year-over-year;
•	In local currency terms, revenues grew 7% and revenues from subscriptions grew 9%;
•	Net profit of $12.0 million, up 15% year-over-year and in local currency terms grew 25%;
•	Dividend of $5 million declared for the quarter;

Second quarter 2018 results
Revenues for the second quarter of 2018 were $57.7 million, representing an increase of 1% from revenues of $57.4 million in the second quarter of 2017. The significant strengthening of the US Dollar versus the Brazilian Real and the Argentinean Peso during the second quarter versus the prior quarter as well as the second quarter of 2017 reduced the overall revenue level in US Dollars and impacted the growth rate of the revenues in US Dollar terms. Excluding the exchange rate impact, in local currency terms, compared with those of the second quarter of 2017, the increase in revenues would have been 7%.

72% of revenues were from location based service subscription fees and 28% were from product revenues.

Revenues from subscription fees were at a similar level as those of the same period last year. Excluding the exchange rate impact the revenues from subscription fees would have grown 9%. The subscriber base increased by 86,000 year over year, from 1,112,000 as of June 30, 2017, to 1,198,000 as of June 30, 2018.

Product revenues increased by 3% compared with the same period last year.

Gross profit for the second quarter of 2018 was $28.9 million (50.1% of revenues), a decrease of 4% compared with $30.2 million (52.6% of revenues) in the second quarter of 2017. The weakening of the Brazilian Real and the Argentinean Peso versus the US Dollar in the second quarter had a negative impact on the gross profit. Excluding the exchange rate impact, the gross profit would have increased by 3%.

The gross margin in the quarter on subscription fees improved to 67.7% compared with 66.9% in the same period last year.

The gross margin in the quarter on products was 4.9% compared with 14.6% in the same period last year.

Operating profit for the second quarter of 2018 was $14.8 million (25.6% of revenues), an increase of 4% compared with an operating profit of $14.2 million (24.7% of revenues) in the second quarter of 2017. Excluding the impact of the change in exchange rates over the period, the operating profit would have increased 15% over the second quarter of 2017.

Taxes in the quarter amounted to $3.9 million, at approximately the same level as in the second quarter of last year.

During the quarter, share in affiliates, net was an income of $1.5 million versus an income of $0.5 million in the same quarter of last year. The main contribution was from Ituran’s joint venture with Road Track, Ituran Road Track (IRT) in Brazil and Argentina.

EBITDA for the quarter was $17.8 million (30.9% of revenues), an increase of 2% compared to an EBITDA of $17.4 million (29.7% of revenues) in the second quarter of 2017. Excluding the impact of the change in exchange rates over the period, the EBITDA would have increased by 12%.

Net profit was $12.0 million in the second quarter of 2018 (20.8% of revenues) or fully diluted EPS of $0.57, an increase of 15% compared with a net profit of $10.4 million (18.2% of revenues) or fully diluted EPS of $0.50 in the second quarter of 2017. Excluding the impact of the change in exchange rates as described above, the net profit would have increased 25% over the second quarter of last year.

Cash flow from operations for the quarter was $12.4 million.

As of June 30, 2018, the Company had net cash, including marketable securities, of $37.4 million or $1.78 per share, compared with $40.4 million or $1.93 per share as of December 31, 2017.

Acquisition of Road Track

On July 24, 2018, Ituran announced its acquisition of 81.3% of Road Track Holdings for $91.7 million, valuing the company at approximately $113 million. Subject to various approvals and customary closing conditions, the closing is expected during the third quarter of 2018.

Road Track’s major customers include two global automotive manufacturers as well as car dealers, insurance companies, car financing companies and fleet operators.

On a consolidated 2017 pro-forma non-GAAP basis, Ituran including Road Track would have had $366 million in revenue, $98 million in EBITDA and $51 million in net profit and total subscribers at year-end 2017 would have totaled 1.7 million. Following the closing in the third quarter, Ituran expects that the combined business will have approximately 1.8 million subscribers with an annual revenue run-rate of approximately $400 million.

Dividend
For the second quarter of 2018, a dividend of $5.0 million was declared in line with the Company’s stated current policy of issuing at least $5 million on a quarterly basis.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “Our business continues to perform well and in line with our targets. This strong performance was masked this quarter by the impact that currency volatility had on our financial results. Most significant, from a strategic perspective, was our agreement to acquire Road Track, a company we have been working with closely for five years in Brazil and Argentina. Road Track and Ituran, together bring significant synergies for us to leverage, providing significant scale in the telematics market, allowing us to provide a broader service offering into new regions. We have already been working closely together to ensure the acquisition will be a success, and we see many opportunities for cross selling. We see this acquisition as a game changer for Ituran and the telematics industry in Latin America as a whole. We look forward to unlocking and realizing the substantial inherent value over the coming quarters.”

Conference Call Information

The Company will also be hosting a conference call later today, August 30, 2018 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0644
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0644
At:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to well over 1 million subscribers using its location based services with a market leading position in Israel and Brazil. Established in 1995, Ituran has over 1,700 employees worldwide, with offices in Israel, Brazil, Argentina, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

ITURAN LOCATION AND CONTROL LTD.

Consolidated Interim Financial Statements
as of June 30, 2018

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of June 30, 2018

ITURAN LOCATION AND CONTROL LTD.

 CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2018	2017

Current assets
Cash and cash equivalents	36,106	36,906
Investment in marketable securities	1,319	3,559
Accounts receivable (net of allowance for doubtful accounts)	43,097	41,009
Other current assets	39,746	41,394
Inventories	13,526	14,244
	133,794	137,112

Long-term investments and other assets
Investments in affiliated companies	13,774	14,839
Investments in other companies	2,186	1,382
Other non-current assets	1,062	939
Deferred income taxes	6,450	8,398
Funds in respect of employee rights upon retirement	9,006	9,627
	32,478	35,185

Property and equipment, net	37,232	39,047

Intangible assets, net	77	38

Goodwill	3,758	3,777

Total assets	207,168	215,159

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2018	2017

Current liabilities
Credit from banking institutions	3	48
Accounts payable	19,059	23,264
Deferred revenues	14,045	12,796
Other current liabilities	27,525	29,644
	60,632	65,752

Long-term liabilities
Liability for employee rights upon retirement	13,245	14,062
Provision for contingencies	513	400
Deferred revenues	612	1,241
Other non-current liabilities	402	475
	14,772	16,178

Stockholders’ equity	124,526	125,790
Non-controlling interests	7,238	7,439
Total equity	131,764	133,229

Total liabilities and equity	207,168	215,159

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2018	2017	2018	2017

Revenues:
Location-based services	87,189	81,437	41,490	41,698
Wireless communications products	33,605	32,010	16,226	15,695
	120,794	113,447	57,716	57,393

Cost of revenues:
Location-based services	27,839	27,305	13,386	13,814
Wireless communications products	32,571	27,879	15,403	13,397
	60,410	55,184	28,789	27,211

Gross profit	60,384	58,263	28,927	30,182
Research and development expenses	2,099	1,768	939	986
Selling and marketing expenses	5,482	6,278	2,630	3,450
General and administrative expenses	22,590	22,391	10,712	11,629
Other income, net	(118)	(143)	(144)	(55)
Operating income	30,331	27,969	14,790	14,172
Financing income, net	568	841	292	352
Income before income tax	30,899	28,810	15,082	14,524
Income tax expense	(8,510)	(8,444)	(3,853)	(3,868)
Share in gains of affiliated companies, net	2,224	4,489	1,537	489
Net income for the period	24,613	24,855	12,766	11,145
Less: Net income attributable to non-controlling interests	(1,319)	(1,415)	(753)	(692)
Net income attributable to the Company	23,294	23,440	12,013	10,453

Basic and diluted earnings per share attributable to Company’s stockholders	1.11	1.12	0.57	0.50

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.

STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands)	2018	2017	2018	2017

Cash flows from operating activities
Net income for the period	24,613	24,855	12,766	11,145
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	6,689	6,467	3,066	3,239
Gains in respect of trading marketable securities	(341)	(67)	(145)	(37)
Increase (decrease) in liability for employee rights upon retirement	(73)	488	55	192
Share in gains of affiliated companies, net	(2,224)	(4,489)	(1,537)	(489)
Deferred income taxes	1,819	220	307	109
Capital losses (gains) on sale of property and equipment, net	69	(61)	17	(31)
Increase in accounts receivable	(5,754)	(5,517)	(1,637)	(2,302)
Increase in other current assets	(3,979)	(5,811)	220	(1,675)
Decrease (increase) in inventories	15	(1,464)	585	(599)
Increase (decrease) in accounts payable	(1,863)	1,487	(2,245)	2,630
Increase (decrease) in deferred revenues	(1,927)	2,236	(1,591)	1,151
Increase (decrease) in other current liabilities	2,854	(1,068)	2,501	804
Net cash provided by operating activities	19,898	17,276	12,362	14,137

Cash flows from investment activities
Decrease (Increase) in funds in respect of employee rights upon retirement, net of withdrawals	153	(363)	(205)	(244)
Capital expenditures	(9,982)	(6,749)	(3,364)	(3,993)
Investment in marketable securities	(22,375)	(3,189)	(20,081)	(1,761)
Sale of marketable securities	24,046	2,119	21,702	940
Investments in affiliated companies	(1,250)	(97)	(1,250)	-
Proceeds from loans to affiliated companies	3,262	562	550	562
Investment in other companies	(897)	(1,061)	(330)	-
Proceed from (invest in) long term deposit	(205)	38	(114)	36
Proceeds from sale of property and equipment	216	181	13	115
Net cash used in investment activities	(7,032)	(8,559)	(3,079)	(4,345)

Cash flows from financing activities
Short term credit from banking institutions, net	(33)	(7)	6	(406)
Dividend paid	(10,067)	(12,581)	(5,033)	(8,388)
Dividend paid to non-controlling interests	(972)	(752)	(547)	(39)
Net cash used in financing activities	(11,072)	(13,340)	(5,574)	(8,833)

Effect of exchange rate changes on cash and cash equivalents	(2,594)	652	(2,337)	(453)

Net increase (decrease) in cash and cash equivalents	(800)	(3,971)	1,372	506
Balance of cash and cash equivalents at beginning of period	36,906	31,087	34,734	26,610
Balance of cash and cash equivalents at end of the period	36,106	27,116	36,106	27,116

Supplementary information on investing activities not involving cash flows:

In April 2018, the Company declared a dividend in an amount of US$ 5 million. The dividend was paid in July 2018.